Morlex, Inc.
                     c/o Resource Management Partners, Inc.
                             1690 Washington Avenue
                                Bohemia, NY 11716

December 28, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                           Re:   Morlex, Inc. - File No. 001-32703
                                 Form 10-SB filed December 15, 2005

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Morlex, Inc. (the "Registrant") hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 10-SB (the "Registration Statement") (File No. 001-32703) filed on December 15, 2005.

The Registrant is making this request because the Registration Statement was filed as a Form 10SB12B rather than a Form 10SB12G. No securities were sold in connection with the Registration Statement. The Registrant is filing the appropriate Form 10SB12G on December 30, 2005.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (631) 738-0047 or Feldman Weinstein LLP at (212) 869-7000.


                                               Very truly yours,


                                               MORLEX, INC.

                                               /s/ Donald Barrick

                                               By: Donald Barrick
                                               Title: President